

April 20, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Brian G. Harris
Chief Financial Officer
Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, NY 10019

      Re: **Griffon Corporation**
               Form 10-K
               Filed November 12, 2015
               File No. 1-06620

Dear Mr. Harris:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2015</u>

<u>General</u>

1. We note that your Form 10-K discloses that you sell your products in the Middle East and Africa. Syria and Sudan, countries located in those regions, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, you identify Procter & Gamble as a significant customer. Procter & Gamble reported exports to Syria and Sudan in a publicly available letter filed with us in 2015. Also, a 2015 news article discussed a joint venture between Mahindra Defence Systems, a Mahindra Group company, and your subsidiary Telephonics Corporation. Mahindra Group's website and recent news articles report that it distributes its products in Syria and Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

Note 15 – Earnings (Loss) Per Share, page 82

4. You disclose that you have the intent and ability to settle the principal amount of the 2017 Notes in cash, and therefore the potential issuance of shares related to the principal amount of the 2017 Notes did not affect diluted shares. Your disclosures on page 38 indicate that currently the holder has the option to convert such holder's notes into shares of common stock pursuant to certain conditions being met. On or after July 15, 2016, it appears that the holder at any time has the option to convert such holder's notes into shares of common stock. In this regard, please help us better understand how you were able to overcome the presumption that the debt will be settled in common stock pursuant to ASC 260-10-45-45 through 47 and ASC 260-10-55-32 through 36A.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Nudrat Salik, Staff Accountant, at (202) 551-3692 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction